ONE E-COMMERCE CORPORATION
1370 Avenue of the Americas, Suite 902
New York, New York 10019
Tel. (858) 699-8313
Fax: (212) 245-4165

January 9, 2012

Michael F. Johnson, Esq.
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	One E-Commerce Corporation
Current Report on Form 8-K
Filed September 23, 2011
File No. 001-34048

Dear Mr. Johnson:

Reference is made to your comment letter, dated December 19, 2011, relating to the subject Form 8-K (the “Comment Letter”).  On January 6, 2012, we filed our current report on Form 8-K which includes information provided in response to the comments contained in the Comment Letter as set forth below.

Current Report on Form 8-K filed September 23, 2011

General

1.
We refer to your response to prior comment 1 and reissue that comment. We are unable to concur with your position that the company did not complete the acquisition of a significant amount of assets otherwise than in the ordinary course of business for purposes of Item 2.01 of Form 8-K. Please amend your Form 8-K to provide the financial statements of Islet Sciences in answer to Item 2.01 and 9.01 of Form 8-K. In addition, regardless of your position with respect to the reverse-merger, you were required to file the stock purchase agreement between Mr. Welch and Islet Sciences with your Form 8-K. Accordingly, please amend your Form 8-K to file a copy of the stock purchase agreement. We may have additional comments after reviewing this agreement.

Response: Our current report on Form 8-K filed on January 6, 2012 includes financial statements of Islet Sciences, Inc. in answer to Item 2.01 and 9.01 of Form 8-K. The stock purchase agreement between Mr. Welch and Islet Sciences, Inc. was filed as an exhibit to Form 8-K.

Michael F. Johnson, Esq.
U.S. Securities and Exchange Commission
January 9, 2012

2.
We refer to your response to prior comment 2 and reissue that comment. We have reviewed Islet Sciences’ Form D; however, please tell us the terms of the offering, including the price per share, the type of equity security issued and the number of accredited and unaccredited investors. Also, provide us with any offering memoranda used in connection with the offering.

Response: Please see Item 2.01 – “Management Discussion and Analysis of Financial Condition and Results of Operation” of our current report on Form 8-K filed on January 6, 2012, and Note 4 to the financial statements of Islet Sciences, Inc. as of October 31, 2011 attached thereto.

The Company acknowledges that:

-	it is responsible for the adequacy and accuracy of the disclosure in the filing;

-	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

-	it may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you for your assistance and cooperation.

One E-Commerce Corporation

By:	/s/ John Steel
Name: John Steel
Title: Chief Executive Officer